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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

SEC FILE NUMBER	
8-	65649

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

FEB 2 9 2008

Washington, DC·

REPORT FOR THE PERIOD BEGINNING___January 1, 2007___ AND ENDING___December 31, 2007___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fusion Analyticals Securities, LLC (Index Securites,

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__535 5th Avenue__   Suite 612
                              (No and Street)

__New York,__   __New York__   __10017__
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Kevin Lane__   __(212) 661-2022__
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
              (Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Kevin Lane_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Fusion Analyticals Securities, LLC (Index Securities, LLC)_____ , as
of _____December 31, 2007_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

State of ___CALIFORNIA_____   _____
County of ___SAN FRANCISCO___   Signature
Subscribed and sworn (or affirmed) to   ___CEO_____
before me this 28th day of Feb. , 2008   Title

_____
        Notary Public
Until MAY 6, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Fusion Analytics Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2007


Independent Auditor's Report

Board of Directors
Fusion Analytics Securities, LLC:

We have audited the accompanying statement of financial condition of Fusion Analytics Securities, LLC (the Company), as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fusion Analytics Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2008

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Fusion Analytics Securities, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash	$	1,234
Deposit held at clearing firm		57,981
Commissions receivable		56,185
Receivable from related party		27,880
Total assets	$	143,280

Liabilities & Member's Equity

Liabilities

Accrued expenses	$	37,020
Total liabilities		37,020
Member's equity		106,260
Total liabilities & Member's equity	$	143,280

The accompanying notes are an integral part of these financial statements.

Fusion Analytics Securities, LLC
Statement of Income
For the Year Ended December 31, 2007

Revenue

Commissions	$	368,252
Interest income		3,346
Other income		357
Total revenue		371,955

Expenses

Commissions expense	182,986
Trading fees, and floor brokerage	128,064
Professional fees	5,796
Communications	2,696
Occupancy	3,200
Other operating expenses	4,697
Total expenses	327,439
Net income before income tax provision	44,516

Income tax provision		500
Net income (loss)	$	44,016

The accompanying notes are an integral part of these financial statements.

Fusion Analytics Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2007

	Member's Equity
Balance at December 31, 2006	$ 139,315
Member's contributions	58,000
Member's distributions	(135,071)
Net income	44,016
Balance at December 31, 2007	$ 106,260

Fusion Analytics Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flow from operating activities:

Net income (loss)		$ 44,016
Adjustments to reconcile net income (loss) to net cash provided		
by (used in) operating activities:		
Amortization	$ 1,369	
(Increase) decrease in:		
Commissions receivable	(56,185)	
Deposit held at clearing firm	38,657	
Receivable from related party	(27,880)	
(Decrease) increase in:		
Accrued expenses	34,956	
Total adjustments		(9,083)
Net cash provided by (used in) operating activities		34,933
Cash flows from investing activities:		–
Cash flows from financing activities:		
Members' contributions	58,000	
Members' distributions	(135,071)	
Net cash provided by (used in) financing activities		(77,071)
Net increase (decrease) in cash		(42,138)
Cash at the beginning of the year		43,372
Cash at the end of the year		$ 1,234

Supplemental disclosure of cash flow information
Cash paid during the year ended December 31, 2007

Income taxes	$	–
Interest	$	–

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Fusion Analytics Securities, LLC (the "Company") was originally organized as a California Limited Liability Company, under the name Index Securities, LLC. In June 2007, the Company converted into a Delaware Limited Liability Company. The Company currently operates within the state of New York, under a certificate of authority, where its home office exists. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company provides brokerage and research services to institutional investors in corporate equity and debt securities. The Company does not hold customer securities, and trades on a fully disclosed basis through Wedbush Morgan Securities. Commission income is derived primarily from retailing OTC corporate equity securities, selling corporate debt securities, and arranging for transactions in listed securities.

The Company is a wholly-owned subsidiary of Fusion Investment Partners, LLC (the "Parent"), and is affiliated through common ownership to Fusion Analytics Research, LLC ("FAR").

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of New York has similar treatment, although there exists a provision for a minimum LLC/LLP fee of $500.

Note 2: COMMISSIONS RECEIVABLE

The Company records commissions due from its clearing broker each month on a trading date basis. The balance of $56,185 in commissions receivable at December 31, 2007, represents December 2007 commissions earned and collected in January 2008. The Company considers the balance fully earned and collectible, so no provision for doubtful accounts is provided.

Note 3: DEPOSITS HELD AT CLEARING FIRM

The Company has a brokerage agreement with Wedbush Morgan Securities ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2007, includes interest earned for a deposit total of $57,981.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is subject to a LLC/LLP filing fee with a minimum provision of $500.

Note 5: RELATED PARTY TRANSACTIONS

As discussed in the General and Summary of Significant Accounting Policies (Note 1), the Company is affiliated with FAR through common ownership. The Company has entered into an expense sharing agreement with the Parent and FAR effective October 2007. The terms of this agreement provide that all overhead expenses incurred are paid by the Parent and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, accounting services, client research services, and various other operating costs incurred in the ordinary course of the business. During the year ended December 31, 2007, total rent expense allocated from the Parent was $3,200. Had the Company paid its own overhead expenses, without the benefit of the affiliated entities, the difference in the results would be immaterial.

During the year ended December 31, 2007, the Company made various advances to the Parent. These advances are unsecured, non–interest bearing and due on demand. Total advances receivable from the Parent at December 31, 2007, was $27,880.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends · on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

Note 7: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>
(Continued)

Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 8: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $78,380 which was $73,380 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($37,020) to net capital was 0.47 to 1 which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 9: <u>RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS</u>

There is a $34,499 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 43,881
Adjustments:		
Member's equity	$ (501)	
Non-allowable assets	35,000	
Total adjustments		34,499
Net capital per audited statements		$ 78,380

Fusion Analytics Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Computation of net capital

Member's equity			$ 106,260
Less: Non-allowable assets			
Receivable from related party		$ (27,880)	
Total adjustments			(27,880)
Net capital			78,380

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$	2,468	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,000)
Excess net capital			$ 73,380
Percentage of aggregate indebtedness to net capital		0.47:1	

There was a $34,499 difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2007. See Note 9.

Fusion Analytics Securities, LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirement is not applicable to Fusion Analytics Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Fusion Analytics Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to Fusion Analytics Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Fusion Analytics Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007


Board of Directors
Fusion Analytics Securities, LLC:

In planning and performing our audit of the financial statements of Fusion Analytics Securities, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

<center>*i*</center>

<center>*We Focus & Care*^{SM}</center>

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2008

END

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